Filed by The Drilling Company of 1972 A/S pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies:
Noble Corporation (Commission File No.: 001-36211)

Noble Corporation plc (Commission File No.: 333-261780)

The Drilling Company of 1972 A/S

Commission File No. for Registration

Statement on Form S-4: 333-261780

September 9, 2022

Company announcement

No. 17/2022

Copenhagen, 9 September 2022

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR TO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

Noble Corporation plc announces the preliminary results of the recommended voluntary public share exchange offer to the shareholders of Maersk Drilling

Reference is made to company announcement no. 10/2022 regarding the recommended voluntary public share exchange offer (the "Exchange Offer") by Noble Corporation plc ("Topco") to the shareholders of The Drilling Company of 1972 A/S ("Maersk Drilling") and company announcement no. 11/2022 regarding the offer document setting out the full terms and conditions to the Exchange Offer (the "Offer Document").

According to the terms of the Offer Document, the Exchange Offer expired on 8 September 2022 at 23:59 (CEST).

Preliminary results of the Exchange Offer

In accordance with section 21(3) of the Danish Executive Order no. 636 of 15 May 2020 on takeover bids (the "Danish Takeover Order"), Topco today announced that based on its preliminary summation of acceptances, Topco has received acceptances of the Exchange Offer for a total of 37,266,171 shares of Maersk Drilling, representing approximately 89.73% of the outstanding shares and voting rights in Maersk Drilling. Excluding treasury shares held by Maersk Drilling, Topco has received acceptances representing approximately 90.03% of the share capital and voting rights in Maersk Drilling. Reference is made to the announcement from Topco attached hereto.

The calculation of the number of shares tendered in the Exchange Offer is preliminary and remains subject to potential adjustments through a verification process currently being undertaken by Danske Bank A/S as the settlement agent for the Exchange Offer.

Topco has further announced that all conditions to completion of the Exchange Offer have been satisfied and, accordingly, Topco has decided to complete the Exchange Offer on the terms set forth in the Offer Document. The complete terms and conditions for the Exchange Offer, including detailed information regarding settlement, are set out in the Offer Document.

Final result of the Exchange Offer

In accordance with section 21(3) of the Danish Takeover Order, Topco will be no later than 13 September 2022 announce the final result of the Exchange Offer.

Cash election

Between 12 September 2022 and 26 September 2022 at 23:59 (CEST), holders of interim acceptance shares with the ISIN code DK0061803103 (the "Acceptance Shares") are expected to receive a notice from their account holding institution regarding the opportunity to elect to receive cash consideration in lieu of their entitlement to certain A ordinary shares of Topco, delivered in the form of share entitlements (the "Cash Election"). The cash consideration will be in the amount of USD 46.79 (DKK 340.98) per Maersk Drilling Share up to the amount of USD 1,000 per holder of Acceptance Shares, subject to the aggregate cash consideration cap of USD 50 million.

The Drilling Company of 1972 A/S
Lyngby Hovedgade 85	Company registration no. 40404716
2800 Kongens Lyngby	ISIN: DK0061135753
Denmark	Ticker: DRLCO	www.maerskdrilling.com

Holders of Acceptance Shares will be able to make Cash Elections during the period commencing 12 September 2022 and ending 26 September 2022 at 23:59 (CEST). In order to make a Cash Election, the holders of Acceptance Shares must actively do so through their account holding institution or custodian bank. If a Cash Election is made, that portion of Acceptance Shares held by such Maersk Drilling Shareholder will be exchanged for interim cash acceptance shares issued in the separate interim ISIN code DK0061803293 (the "Cash Acceptance Shares"), and represent a right to receive the Cash Consideration as further described in the Offer Document. The Cash Acceptance Shares have been approved for trading on Nasdaq Copenhagen A/S during the period commencing on 12 September 2022 at 9:00 a.m. CEST and ending on 28 September 2022 at 5:00 p.m. CEST.

For further information on the Cash Election and the acceptance procedure for the Cash Election, reference is made to the Offer Document. It is noted that the market price of Maersk Drilling Shares and, once listed, the market price of the Topco Shares may vary from time to time.

Settlement of the Exchange Offer

The Exchange Offer will expectedly be settled on 3 October 2022 by the delivery of newly and validly issued, fully paid and non-assessable A ordinary shares of Topco, delivered in the form of share entitlements, to holders of Acceptance Shares and Cash Consideration to holders of Cash Acceptance Shares.

Subject to completion of the Exchange Offer, Topco intends to cause the Maersk Drilling shares to be delisted from Nasdaq Copenhagen at an appropriate time and subject to approval by Nasdaq Copenhagen. Further, if Topco holds more than 90% of all Maersk Drilling shares and voting rights (excluding treasury shares) upon completion of the Exchange Offer, Topco intends to conduct a compulsory purchase of the remaining minority Maersk Drilling shares in accordance with the Danish Companies Act.

The full terms, conditions and essential elements of the Exchange Offer are set forth in the Offer Document, which is, subject to regulatory restrictions in certain jurisdictions, available at investor.maerskdrilling.com.

This announcement has been prepared both in English and Danish. In the event of any discrepancies between the English and Danish version, the Danish version shall prevail. Defined terms used in this announcement but not defined shall have the meaning ascribed to them in the Offer Document.

For further information, please contact:
Michael Harboe-Jørgensen
Head of Investor Relations
+45 23 28 57 33
Michael.harboe-jorgensen@maerskdrilling.com

Kristoffer Apollo
Head of Media Relations
+45 27 90 31 02
Kristoffer.apollo@maerskdrilling.com

The Drilling Company of 1972 A/S
Lyngby Hovedgade 85	Company registration no. 40404716
2800 Kongens Lyngby	ISIN: DK0061135753
Denmark	Ticker: DRLCO	www.maerskdrilling.com

About Maersk Drilling

With 50 years of experience operating in the most challenging offshore environments, Maersk Drilling (CSE:DRLCO) provides responsible drilling services to energy companies worldwide. Headquartered in Denmark, Maersk Drilling owns and operates a fleet of offshore drilling rigs and specialises in harsh environment and deepwater operations. For more information about Maersk Drilling, visit www.maerskdrilling.com.

About Noble

Noble Corporation (“Noble”) (NYSE: NE) is a leading offshore drilling contractor for the oil and gas industry.  Noble owns and operates one of the most modern, versatile, and technically advanced fleets in the offshore drilling industry.  Noble and its predecessors have been engaged in the contract drilling of oil and gas wells since 1921.  Currently, Noble performs, through its subsidiaries, contract drilling services focused largely on ultra-deepwater and high-specification jackup drilling opportunities in both established and emerging regions worldwide.  Additional information on Noble is available at www.noblecorp.com.

About Topco

Topco is a public limited company formed under the laws of England and Wales and is an indirect, wholly owned subsidiary of Noble. To date, Topco does not own any material business assets or operate any business. Upon consummation of the business combination with Maersk Drilling, Topco will be listed on the New York Stock Exchange and Nasdaq Copenhagen A/S, and Topco will own the businesses of Noble, Maersk Drilling and their respective subsidiaries. For additional information on Topco, visit www.noblecorp.com.

Forward-Looking Statements

This communication may include forward-looking statements within the meaning of U.S. federal securities laws with respect to the proposed transaction, including the benefits of the transaction, the anticipated timing of the transaction, the products and services offered by Noble and Maersk Drilling and the markets in which they operate, and Noble’s and Maersk Drilling’s projected future financial and operating results. Forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. Any forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by Noble and its management, and Maersk Drilling and its management, as the case may be, are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties.

The Drilling Company of 1972 A/S
Lyngby Hovedgade 85	Company registration no. 40404716
2800 Kongens Lyngby	ISIN: DK0061135753
Denmark	Ticker: DRLCO	www.maerskdrilling.com

Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Noble’s and Maersk Drilling’s securities, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the acceptance of the proposed exchange offer by the requisite number of Maersk Drilling shareholders, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (iv) the effects of public health threats, pandemics and epidemics and the adverse impact thereof on Noble’s or Maersk Drilling’s business, financial condition and results of operations, (v) the effect of the announcement or pendency of the transaction on Noble’s or Maersk Drilling’s business relationships, performance, and business generally, (vi) risks that the proposed transaction disrupt current plans of Noble or Maersk Drilling and potential difficulties in Noble’s or Maersk Drilling’s employee retention as a result of the proposed transaction, (vii) the outcome of any legal proceedings that may be instituted against Noble or Maersk Drilling related to the business combination agreement or the proposed transaction, (viii) the ability of Topco to list the Topco shares on NYSE or the Nasdaq Copenhagen, (ix) volatility in the price of Topco’s securities due to a variety of factors, including changes in the competitive markets in which Topco plans to operate, variations in performance across competitors, changes in laws and regulations affecting Topco’s business and changes in the combined capital structure, (x) the effects of actions by, or disputes among OPEC+ members with respect to production levels or other matters related to the price of oil, market conditions, factors affecting the level of activity in the oil and gas industry, and supply and demand of jackup rigs, (xi) factors affecting the duration of contracts, the actual amount of downtime, (xii) factors that reduce applicable dayrates, operating hazards and delays, (xiii) risks associated with operations outside the US, actions by regulatory authorities, credit rating agencies, customers, joint venture partners, contractors, lenders and other third parties, legislation and regulations affecting drilling operations, compliance with regulatory requirements, violations of anti-corruption laws, shipyard risk and timing, delays in mobilization of jackup rigs, hurricanes and other weather conditions, and the future price of oil and gas, and (xiv) the ability to implement business plans, forecasts, and other expectations (including with respect to synergies and financial and operational metrics, such as EBITDA and free cash flow) after the completion of the proposed transaction, and to identify and realize additional opportunities, (xv) the failure to realize anticipated benefits of the proposed transaction, (xvi) risks related to the ability to correctly estimate operating expenses and expenses associated with the transaction, (xvii) risks related to the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations, (xviii) the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, (xix) changes in law or regulations affecting Noble, Maersk Drilling or the combined company, (xx) international, national or local economic, social or political conditions that could adversely affect the companies and their business, (xxi) conditions in the credit markets that may negatively affect the companies and their business, and (xxii) risks associated with assumptions that parties make in connection with the parties’ critical accounting estimates and other judgements. The foregoing list of factors is not exhaustive. There can be no assurance that the future developments affecting Noble, Maersk Drilling or any successor entity of the Business Combination will be those that we have anticipated.

Any forward-looking statements involve a number of risks, uncertainties (some of which are beyond Noble’s or Maersk Drilling’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements or from our historical experience and our present expectations or projects. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Noble’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by Noble and Topco with the U.S. Securities and Exchange Commission (“SEC”) and those described in Maersk Drilling’s annual reports, relevant reports and other documents published from time to time by Maersk Drilling. Noble and Maersk Drilling wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Except as required by law, Noble and Maersk Drilling are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

The Drilling Company of 1972 A/S
Lyngby Hovedgade 85	Company registration no. 40404716
2800 Kongens Lyngby	ISIN: DK0061135753
Denmark	Ticker: DRLCO	www.maerskdrilling.com

Additional Information and Where to Find It

In connection with the proposed business combination, Topco has filed a Registration Statement on Form S-4 with the SEC that includes (1) a proxy statement of Noble that also constitutes a prospectus for Topco and (2) an offering prospectus of Topco to be used in connection with Topco’s offer to exchange shares in Maersk Drilling for Topco shares. The registration statement on Form S-4, as amended, was declared effective by the SEC on 11 April 2022. In addition, on 8 August 2022, Topco has also published an offer document (the "Offer Document") and an exemption document (the "Exemption Document") as approved by the Danish Financial Supervisory Authority (Finanstilsynet) in relation to the Exchange Offer. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination.

INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, THE EXEMPTION DOCUMENT AND THE OFFER DOCUMENT RELATING TO THE PROPOSED BUSINESS COMBINATION IN THEIR ENTIRETY AS WELL AS ANY OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED BY EACH OF TOPCO AND NOBLE WITH THE SEC OR THE DANISH FINANCIAL SUPERVISORY AUTHORITY OR PUBLISHED ON NOBLE'S AND/OR MAERSK DRILLING'S WEBSITES AT WWW.NOBLECORP.COM AND WWW.MAERSKDRILLING.COM, RESPECTIVELY, IN CONNECTION WITH THE BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOPCO, MAERSK DRILLING AND NOBLE, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS.

Investors and shareholders can obtain free copies of the proxy statement/prospectus and all other documents filed with the SEC by Topco and Noble through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the proxy statement/prospectus and other documents related thereto on Maersk Drilling’s website at www.maerskdrilling.com or Noble’s website at www.noblecorp.com, or by written request to Noble at Noble Corporation, Attn: Richard B. Barker, 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478.

Important Notice

This announcement is for information purposes only and does not constitute or contain any invitation, solicitation, recommendation, offer or advice to any person to subscribe for or otherwise acquire or dispose of any securities of Noble, Maersk Drilling or Topco. Final terms and further provisions regarding the Exchange Offer are disclosed in the Offer Document, the Exemption Document and in documents filed or that will be filed with the SEC.

Unless required by mandatory law, no action has been or will be taken in any jurisdiction other than Denmark and the United States that would permit the Topco Shares, the Acceptance Shares or Cash Acceptance Shares, or permit possession or distribution of the Offer Document and/or the Exemption Document or any advertising material relating to the Topco Shares, the Acceptance Shares or Cash Acceptance Shares, except as described in the Offer Document or the Exemption Document.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY U.S. STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE BUSINESS COMBINATION BETWEEN NOBLE AND MAERSK DRILLING OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE EXEMPTION DOCUMENT, THE OFFER DOCUMENT OR ANY OTHER DOCUMENTS REGARDING THE EXCHANGE OFFER. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE UNDER U.S. LAW.

In any member state of the European Economic Area other than Denmark (each a "Relevant State"), this announcement, including any attachments hereto, is only addressed to, and is only directed at shareholders of Maersk Drilling in that Relevant State that fulfil the criteria for exemption from the obligation to publish a prospectus, including qualified investors, within the meaning of the Prospectus Regulation.

The Drilling Company of 1972 A/S
Lyngby Hovedgade 85	Company registration no. 40404716
2800 Kongens Lyngby	ISIN: DK0061135753
Denmark	Ticker: DRLCO	www.maerskdrilling.com

This announcement, including any attachments hereto, has been prepared on the basis that all offers of Topco Shares, Acceptance Shares and Cash Acceptance Shares offered in the Exchange Offer, other than the offer contemplated in Denmark, will be made pursuant to an exemption under Regulation (EU) 2017/1129 (the "Prospectus Regulation") from the requirement to produce a prospectus for offers of Topco Shares, Acceptance Shares and Cash Acceptance Shares. Accordingly, any person making or intending to make any offer within a Relevant State of Topco Shares, Acceptance Shares or Cash Acceptance may only do so in circumstances in which no obligation arises for Topco to produce a prospectus for such offer. Topco has not authorised, and Topco will not authorise, the making of any offer of Topco Shares, Acceptance Shares or Cash Acceptance Shares through any financial intermediary, other than offers made by Topco which constitute the final offer of Topco Shares, Acceptance Shares and Cash Acceptance Shares as contemplated through the Exchange Offer.

The Topco Shares, the Acceptance Shares and the Cash Acceptance Shares offered in the Exchange Offer have not been, and will not be, offered to the public in any Relevant State. Notwithstanding the foregoing, an offering of the Topco Shares, the Acceptance Shares and the Cash Acceptance Shares offered in the Exchange Offer may be made in a Relevant State: (i) to any qualified investor as defined in the Prospectus Regulation; (ii) to fewer than 150 natural or legal persons per Relevant State (other than qualified investors as defined in the Prospectus Regulation); (iii) to investors who acquire Topco Shares, Acceptance Shares and Cash Acceptance Shares for a total consideration of at least EUR 100,000 per investor, for each separate offer; and (iv) in any other circumstances falling within Article 1(4) of the Prospectus Regulation, subject to obtaining the prior consent of Topco and provided that no such offer of Topco Shares, Acceptance Shares or Cash Acceptance Shares shall result in a requirement for the publication by Topco of a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplementary prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of the foregoing paragraph, the expression an "offer to the public" in relation to any Topco Shares, Acceptance Shares or Cash Acceptance Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the Exchange Offer as to enable an investor to decide to participate in the Exchange Offer.

In the United Kingdom, this announcement, including any attachments hereto, is only addressed to and directed at persons who are (a) both "qualified investors" (within the meaning of the UK version of the Prospectus Regulation as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, and either(i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "FSMA Order"); or (ii) persons who are high net worth entities falling within Article 49(2)(a) to (d) of the FSMA Order; and/or (b) persons to whom it may otherwise lawfully be communicated to, including under the FSMA Order (all such persons (a) and (b) together being referred to as "U.K. Relevant Persons"). Any investment activity to which this announcement, including any attachments hereto, is only available to U.K. Relevant Persons. Any person who is not a U.K. Relevant Person should not act on or rely on this announcement, including any attachments hereto, or any of its contents.

The Exchange Offer is subject to the laws of Denmark. The Exchange Offer relates to the securities of a Danish company and is subject to the disclosure requirements applicable under Danish law, which may be different in material aspects from those applicable in the United States, the United Kingdom or any other applicable jurisdiction.

The Exchange Offer is being made in the U.S. pursuant to Section 14(e) of, and Regulation 14E promulgated under, the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”), subject to the exemptions provided by Rule 14d-1(c) under the Exchange Act and otherwise in accordance with the requirements of Danish law. The Exchange Offer is not subject to Section 14(d)(1) of, or Regulation 14D promulgated under, the Exchange Act. Maersk Drilling is not currently subject to the periodic reporting requirements under the Exchange Act and is not required to, and does not, file any reports with the SEC thereunder.

The Drilling Company of 1972 A/S
Lyngby Hovedgade 85	Company registration no. 40404716
2800 Kongens Lyngby	ISIN: DK0061135753
Denmark	Ticker: DRLCO	www.maerskdrilling.com

The Exchange Offer is made to Maersk Drilling Shareholders who are residing in the United States, or who are U.K. Relevant Persons residing in the United Kingdom, on the same terms and conditions as those made to all other Maersk Drilling Shareholders to whom the Exchange Offer is made. Any information documents are being disseminated to Maersk Drilling Shareholders who are residing in the United States, or who are U.K. Relevant Persons residing in the United Kingdom, on a basis reasonably comparable to the method that such documents are provided to the other Maersk Drilling Shareholders.

In addition, the procedures for the tender of Maersk Drilling Shares and settlement of the consideration due to each Maersk Drilling Shareholder who accepts the Exchange Offer will be carried out in accordance with the rules applicable in Denmark, which may differ in material aspects from the rules and procedures applicable to a tender offer for the securities of a domestic company in the United States or the United Kingdom, in particular with respect to withdrawal rights, offer timetable, settlement procedures and the payment date of the securities.

This announcement, including any attachments hereto, does not comprise a prospectus for the purposes of the U.K. Prospectus Regulation and has not been approved by or filed with the Financial Conduct Authority in the United Kingdom.

If Topco obtains the requisite number of Maersk Drilling Shares, each Maersk Drilling Shareholder residing in the United Kingdom who is not a U.K. Relevant Person may have their Maersk Drilling Shares compulsorily acquired under the compulsory purchase provisions of the Danish Companies Act.

The Exchange Offer is not being made, and the Maersk Drilling Shares will not be accepted for purchase from or on behalf of persons, in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities laws or other laws, rules or regulations of such jurisdiction or would require any registration, approval or filing with any regulatory authority not expressly contemplated by the Offer Document and/or the Exemption Document. Persons obtaining the Offer Document and/or the Exemption Document and/or into whose possession the Offer Document and/or the Exemption Document comes are required to take due note and observe all such restrictions and obtain any necessary authorisations, approvals or consents. Neither Topco nor any of its advisors accept any liability for any violation by any person of any such restriction. Any person (including, without limitation, custodians, nominees and trustees) who intends to forward the Offer Document and/or the Exemption Document or any related document to any jurisdiction outside Denmark should inform themselves of the laws of the relevant jurisdiction and should also carefully read the information contained in the Offer Document and the Exemption Document, before taking any action. The distribution of the Offer Document and/or the Exemption Document in jurisdictions other than Denmark may be restricted by law, and, therefore, persons who come into possession of the Offer Document and/or the Exemption Document should inform themselves about and observe such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws and regulations of any such jurisdiction.

Any failure to comply with these restrictions may constitute a violation of applicable securities laws. It is the responsibility of all persons obtaining the Offer Document, the acceptance form included as Appendix 1 in the Offer Document, the Exemption Document and/or other documents relating to the Offer Document and/or the Exemption Document or to the Exchange Offer or into whose possession such documents otherwise come, to inform themselves of and observe all such restrictions. Any recipient of the Offer Document and/or the Exemption Document who is in any doubt in relation to these restrictions should consult its, his or her professional advisors in the relevant jurisdiction. Neither Topco nor the financial advisors to Noble accept or assume any responsibility or liability for any violation by any person whomsoever of any such restriction.

The Drilling Company of 1972 A/S
Lyngby Hovedgade 85	Company registration no. 40404716
2800 Kongens Lyngby	ISIN: DK0061135753
Denmark	Ticker: DRLCO	www.maerskdrilling.com

In accordance with customary Danish practice and subject to the requirements of Danish law, rules and regulations, Topco or any entity acting in concert with Topco and any of their respective nominees or brokers (acting as agents or in a similar capacity), may from time to time make certain purchases of, or arrangements to purchase, Maersk Drilling Shares or securities that are convertible into, exchangeable for or exercisable for Maersk Drilling Shares outside the Exchange Offer, before or during the period in which the Exchange Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices, in each case, to the extent permissible under law (include Rule 14e-5 under the Exchange Act). Any information about such purchases will be announced through Nasdaq Copenhagen A/S and relevant electronic media if, and to the extent, such announcement is required under applicable Danish law, rules or regulations. In addition, in the ordinary course of business, the financial advisors to Topco, Noble, any entity acting in concert with Topco, or Danske Bank A/S as settlement agent, and their respective affiliates, may make or hold a broad types of financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment array of investments including serving as counterparties to certain derivative and hedging arrangements and actively trade debt and equity financial instruments (or related derivative financial instruments) and other and financial instrument activities may involve securities and/or instruments of Maersk Drilling.

The Drilling Company of 1972 A/S
Lyngby Hovedgade 85	Company registration no. 40404716
2800 Kongens Lyngby	ISIN: DK0061135753
Denmark	Ticker: DRLCO	www.maerskdrilling.com

Press release 9 September 2022

Announcement of preliminary results of the recommended voluntary public share exchange offer to the shareholders of Maersk Drilling

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR TO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

Reference is made to the recommended voluntary public share exchange offer (the "Exchange Offer") by Noble Corporation plc ("Topco") to the shareholders of The Drilling Company of 1972 A/S ("Maersk Drilling") to acquire the entire share capital in Maersk Drilling (excluding any treasury shares) in connection with the business combination of Noble Corporation ("Noble") and Maersk Drilling.

The offer document, setting out the full terms and conditions to the Exchange Offer (the "Offer Document") was approved by the Danish Financial Supervisory Authority on 8 August 2022 and published by Topco on the same day. Pursuant to the Offer Document, the Exchange Offer became valid as of 10 August 2022 and expired on 8 September 2022 at 23:59 (CEST) (the "Offer Period").

Preliminary result of the Exchange Offer

In accordance with section 21(3) of the Danish Executive Order no. 636 of 15 May 2020 on takeover bids (the "Danish Takeover Order"), Topco hereby announces that, based on its preliminary summation of acceptances, Topco has received acceptances to the Exchange Offer for a total of 37,266,171 shares of Maersk Drilling ("Maersk Drilling Shares"), representing approximately 89.73% of the entire share capital and voting rights in Maersk Drilling. Excluding treasury shares held by Maersk Drilling, Topco has received acceptances representing approximately 90.03% of the share capital and voting rights in Maersk Drilling.

The calculation of the number of shares tendered in the Exchange Offer is preliminary and remains subject to potential adjustments through a verification process currently being undertaken by Danske Bank A/S as the settlement agent for the Exchange Offer.

As of the date of this announcement, all conditions to completion have been satisfied and Topco will accordingly proceed to complete the Exchange Offer.

Final result of the Exchange Offer

In accordance with section 21(3) of the Danish Takeover Order, Topco will no later than on 13 September 2022 announce the final result of the Exchange Offer.

Cash election

Between 12 September 2022 and 26 September 2022 at 23:59 (CEST), holders of interim acceptance shares with the ISIN code DK0061803103 (the "Acceptance Shares") are expected to receive a notice from their account holding institution regarding the opportunity to elect to receive cash consideration in lieu of their entitlement to certain A ordinary shares of Topco, delivered in the form of share entitlements (the "Cash Election"). The cash consideration will be in the amount of USD 46.79 (DKK 340.98) per Maersk Drilling Share up to the amount of USD 1,000 per holder of Acceptance Shares, subject to the aggregate cash consideration cap of USD 50 million.

Holders of Acceptance Shares will be able to make Cash Elections during the period commencing 12 September 2022 and ending 26 September 2022 at 23:59 (CEST).

In order to make a Cash Election, the holders of Acceptance Shares must actively do so through their account holding institution or custodian bank.

If a Cash Election is made, that portion of Acceptance Shares held by such Maersk Drilling Shareholder that is eligible for the Cash Election will be exchanged for interim cash acceptance shares issued in the separate interim ISIN code DK0061803293 (the "Cash Acceptance Shares"), which represent a right to receive Cash Consideration as further described in the Offer Document. The Cash Acceptance Shares have been approved for trading on Nasdaq Copenhagen A/S during the period commencing on 12 September 2022 at 9:00 a.m. CEST and ending on 28 September 2022 at 5:00 p.m. CEST.

For further information on the Cash Election and the acceptance procedure for the Cash Election, reference is made to the Offer Document.

Settlement

The Exchange Offer will expectedly be settled on 3 October 2022 by the delivery of newly and validly issued, fully paid and non-assessable A ordinary shares of Topco, delivered in the form of share entitlements, to holders of Acceptance Shares and Cash Consideration to holders of Cash Acceptance Shares.

The full terms, conditions and essential elements of the Exchange Offer are set forth in the Offer Document, which is available for download via Topco's website www.noblecorp.com, subject to regulatory restrictions in certain jurisdictions.

This announcement has been prepared both in English and Danish. In the event of any discrepancies between the English and Danish version, the Danish version shall prevail. Capitalised terms used in this announcement but not defined herein shall have the meaning ascribed to them in the Offer Document.

For further information:

For additional information, visit www.noblecorp.com or email investors@noblecorp.com.

Ian Macpherson

Vice President of Investor Relations

T: +1 713-239-6507

M: imacpherson@noblecorp.com

About Topco

Topco is a public limited company formed under the laws of England and Wales and is an indirect, wholly owned subsidiary of Noble. To date, Topco does not own any material business assets or operate any business. Upon consummation of the business combination with Maersk Drilling, Topco will be listed on the New York Stock Exchange and Nasdaq Copenhagen A/S, and Topco will own the businesses of Noble, Maersk Drilling and their respective subsidiaries. For additional information on Topco, visit www.noblecorp.com.

About Noble

Noble (NYSE: NE) is a leading offshore drilling contractor for the oil and gas industry. Noble owns and operates one of the most modern, versatile, and technically advanced fleets in the offshore drilling industry. Noble and its predecessors have been engaged in the contract drilling of oil and gas wells since 1921. Currently, Noble performs, through its subsidiaries, contract drilling services focused largely on ultra-deepwater and high-specification jackup drilling opportunities in both established and emerging regions worldwide. Additional information on Noble is available at www.noblecorp.com.

About Maersk Drilling

With 50 years of experience operating in the most challenging offshore environments, Maersk Drilling (CSE:DRLCO) provides responsible drilling services to energy companies worldwide. Headquartered in Denmark, Maersk Drilling owns and operates a fleet of offshore drilling rigs and specialises in harsh environment and deepwater operations. For more information about Maersk Drilling, visit www.maerskdrilling.com.

Additional Information and Where to Find It

In connection with the proposed business combination, Topco has filed a registration statement on Form S-4 (the "Registration Statement") with the U.S. Securities and Exchange Commission (the "SEC") that includes (i) a proxy statement of Noble that also constitutes a prospectus (the "Prospectus") for Topco and (ii) an offering prospectus of Topco to be used in connection with Topco's offer to exchange shares in Maersk Drilling for Topco Shares. The Registration Statement, as amended, was declared effective by the SEC on 11 April 2022. In addition, on 8 August 2022, the Danish Financial Supervisory Authority approved the publication of the Exemption Document and the Offer Document in connection with the Exchange Offer. Topco published the Exemption Document and the Offer Document on 8 August 2022.

INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, THE EXEMPTION DOCUMENT AND THE OFFER DOCUMENT RELATING TO THE PROPOSED BUSINESS COMBINATION IN THEIR ENTIRETY, AS WELL AS ANY OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED BY EACH OF TOPCO, MAERSK DRILLING, AND NOBLE WITH THE SEC OR THE DANISH FINANCIAL SUPERVISORY AUTHORITY OR PUBLISHED ON TOPCO'S WEBSITE AT WWW.NOBLECORP.COM IN CONNECTION WITH THE BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOPCO, MAERSK DRILLING AND NOBLE, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS.

Investors and shareholders can obtain free copies of the proxy statement/prospectus and all other documents filed with the SEC by Topco and Noble through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the proxy statement/prospectus and other documents related thereto on Maersk Drilling’s website at www.maerskdrilling.com or Noble’s website at www.noblecorp.com, or by written request to Noble at Noble Corporation, Attn: Richard B. Barker, 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478.

Important Notice

This announcement is for information purposes only and does not constitute or contain any invitation, solicitation, recommendation, offer or advice to any person to subscribe for or otherwise acquire or dispose of any securities of Noble, Maersk Drilling or Topco. Final terms and further provisions regarding the Exchange Offer are disclosed in the Offer Document, the Exemption Document and in documents filed or that will be filed with the SEC.

Unless required by mandatory law, no action has been or will be taken in any jurisdiction other than Denmark and the United States that would permit a public offering of shares in Topco, the Topco Offer Shares, the Acceptance Shares or Cash Acceptance Shares, or permit possession or distribution of the Offer Document and/or the Exemption Document or any advertising material relating to the shares in Topco, the Topco Offer Shares the Acceptance Shares or Cash Acceptance Shares, except as described in the Offer Document or the Exemption Document.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY U.S. STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE BUSINESS COMBINATION BETWEEN NOBLE AND MAERSK DRILLING OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE EXEMPTION DOCUMENT, THE OFFER DOCUMENT OR ANY OTHER DOCUMENTS REGARDING THE EXCHANGE OFFER. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE UNDER U.S. LAW.

In any member state of the European Economic Area other than Denmark (each a "Relevant State"), this announcement, including any attachments hereto, is only addressed to, and is only directed at Maersk Drilling Shareholders in that Relevant State that fulfil the criteria for exemption from the obligation to publish a prospectus, including qualified investors, within the meaning of the Prospectus Regulation.

This announcement, including any attachments hereto, has been prepared on the basis that all offers of Topco Offer Shares, Acceptance Shares and Cash Acceptance Shares offered in the Exchange Offer, other than the offer contemplated in Denmark, will be made pursuant to an exemption under the Prospectus Regulation from the requirement to produce a prospectus for offers of Topco Offer Shares, Acceptance Shares and Cash Acceptance Shares. Accordingly, any person making or intending to make any offer within a Relevant State of Topco Offer Shares, Acceptance Shares or Cash Acceptance may only do so in circumstances in which no obligation arises for Topco to produce a prospectus for such offer. Topco has not authorised, and Topco will not authorise, the making of any offer of Topco Offer Shares, Acceptance Shares or Cash Acceptance Shares through any financial intermediary, other than offers made by Topco which constitute the final offer of Topco Offer Shares, Acceptance Shares and Cash Acceptance Shares as contemplated through the Exchange Offer.

The Topco Offer Shares, the Acceptance Shares and the Cash Acceptance Shares offered in the Exchange Offer have not been, and will not be, offered to the public in any Relevant State. Notwithstanding the foregoing, an offering of the Topco Offer Shares, the Acceptance Shares and the Cash Acceptance Shares offered in the Exchange Offer may be made in a Relevant State: (i) to any qualified investor as defined in the Prospectus Regulation; (ii) to fewer than 150 natural or legal persons per Relevant State (other than qualified investors as defined in the Prospectus Regulation); (iii) to investors who acquire Topco Offer Shares, Acceptance Shares and Cash Acceptance Shares for a total consideration of at least EUR 100,000 per investor, for each separate offer; and (iv) in any other circumstances falling within Article 1(4) of the Prospectus Regulation, subject to obtaining the prior consent of Topco and provided that no such offer of Topco Offer Shares, Acceptance Shares or Cash Acceptance Shares shall result in a requirement for the publication by Topco of a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplementary prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of the foregoing paragraph, the expression an "offer to the public" in relation to any Topco Offer Shares, Acceptance Shares or Cash Acceptance Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the Exchange Offer as to enable an investor to decide to participate in the Exchange Offer.

In the United Kingdom, this announcement, including any attachments hereto, is only addressed to and directed at persons who are (a) both "qualified investors" (within the meaning of the UK version of the Prospectus Regulation as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, and either (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "FSMA Order"); or (ii) persons who are high net worth entities falling within Article 49(2)(a) to (d) of the FSMA Order; and/or (b) persons to whom it may otherwise lawfully be communicated to, including under the FSMA Order (all such persons (a) and (b) together being referred to as "U.K. Relevant Persons"). Any investment activity to which this announcement, including any attachments hereto, is only available to U.K. Relevant Persons. Any person who is not a U.K. Relevant Person should not act on or rely on this announcement, including any attachments hereto, or any of its contents.

The Exchange Offer and this announcement, including any attachments hereto, are subject to the laws of Denmark. The Exchange Offer relates to the securities of a Danish company and is subject to the disclosure requirements applicable under Danish law, which may be different in material aspects from those applicable in the United States, the United Kingdom or any other applicable jurisdiction.

The Exchange Offer is being made in the U.S. pursuant to Section 14(e) of, and Regulation 14E promulgated under, the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”), subject to the exemptions provided by Rule 14d-1(c) under the Exchange Act and otherwise in accordance with the requirements of Danish law. The Exchange Offer is not subject to Section 14(d)(1) of, or Regulation 14D promulgated under, the Exchange Act. Maersk Drilling is not currently subject to the periodic reporting requirements under the Exchange Act and is not required to, and does not, file any reports with the SEC thereunder.

The Exchange Offer is made to Maersk Drilling Shareholders who are residing in the United States, or who are U.K. Relevant Persons residing in the United Kingdom, on the same terms and conditions as those made to all other Maersk Drilling Shareholders to whom the Exchange Offer is made. Any information documents are being disseminated to Maersk Drilling Shareholders who are resident in the United States, or who are U.K. Relevant Persons residing in the United Kingdom, on a basis reasonably comparable to the method that such documents are provided to the other Maersk Drilling Shareholders.

In addition, the procedures for the tender of Maersk Drilling Shares and settlement of the consideration due to each Maersk Drilling Shareholder who accepts the Exchange Offer will be carried out in accordance with the rules applicable in Denmark, which may differ in material aspects from the rules and procedures applicable to a tender offer for the securities of a domestic company in the United States or the United Kingdom, in particular with respect to withdrawal rights, offer timetable, settlement procedures and the payment date of the securities.

This announcement, including any attachments hereto, does not comprise a prospectus for the purposes of the U.K. Prospectus Regulation and has not been approved by or filed with the Financial Conduct Authority in the United Kingdom.

If Topco obtains the requisite number of Maersk Drilling Shares, each Maersk Drilling Shareholder residing in the United Kingdom who is not a U.K. Relevant Person may have their Maersk Drilling Shares compulsorily purchased under the compulsory purchase provisions of the Danish Companies Act.

The Exchange Offer is not being made, and the Maersk Drilling Shares will not be accepted for purchase from or on behalf of persons, in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities laws or other laws, rules or regulations of such jurisdiction or would require any registration, approval or filing with any regulatory authority not expressly contemplated by the Offer Document and/or the Exemption Document. Persons obtaining the Offer Document and/or the Exemption Document and/or into whose possession the Offer Document and/or the Exemption Document comes are required to take due note and observe all such restrictions and obtain any necessary authorisations, approvals or consents. Neither Topco nor any of its advisors accept any liability for any violation by any person of any such restriction. Any person (including, without limitation, custodians, nominees and trustees) who intends to forward the Offer Document and/or the Exemption Document or any related document to any jurisdiction outside Denmark should inform themselves of the laws of the relevant jurisdiction and should also carefully read the information contained in the Offer Document and the Exemption Document, before taking any action. The distribution of the Offer Document and/or the Exemption Document in jurisdictions other than Denmark may be restricted by law, and, therefore, persons who come into possession of the Offer Document and/or the Exemption Document should inform themselves about and observe such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws and regulations of any such jurisdiction.

Any failure to comply with these restrictions may constitute a violation of applicable securities laws. It is the responsibility of all persons obtaining the Offer Document, the Acceptance Form included as Appendix 1 in the Offer Document, the Exemption Document and/or other documents relating to the Offer Document and/or the Exemption Document or to the Exchange Offer or into whose possession such documents otherwise come, to inform themselves of and observe all such restrictions. Any recipient of the Offer Document and/or the Exemption Document who is in any doubt in relation to these restrictions should consult its, his or her professional advisors in the relevant jurisdiction. Neither Topco nor the financial advisors to Noble accept or assume any responsibility or liability for any violation by any person whomsoever of any such restriction.

In accordance with customary Danish practice and subject to the requirements of Danish law, rules and regulations, Topco or any entity acting in concert with Topco and any of their respective nominees or brokers (acting as agents or in a similar capacity), may from time to time make certain purchases of, or arrangements to purchase, Maersk Drilling Shares or securities that are convertible into, exchangeable for or exercisable for Maersk Drilling Shares outside the Exchange Offer, before or during the period in which the Exchange Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices, in each case to the extent permissible under law (include Rule 14e-5 under the Exchange Act). Any information about such purchases will be announced through Nasdaq Copenhagen A/S and relevant electronic media if, and to the extent, such announcement is required under applicable Danish law, rules or regulations. In addition, in the ordinary course of business, the financial advisors to Topco, Noble, any entity acting in concert with Topco, or Danske Bank A/S as the settlement agent, and their respective affiliates, may make or hold a broad array of investments including serving as counterparties to certain derivative and hedging arrangements and actively trade debt and equity financial instruments (or related derivative financial instruments) and other types of financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and financial instrument activities may involve securities and/or instruments of Maersk Drilling.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this announcement, including any attachments hereto, may constitute forward-looking statements.

Forward-looking statements are statements (other than statements of historical fact) relating to future events and Noble and its subsidiaries (collectively, the "Noble Group"), Maersk Drilling and its subsidiaries (the "Maersk Drilling Group") and the combined Noble Group and Maersk Drilling Group following completion of the transactions contemplated by the Business Combination Agreement entered into by and between Noble and Maersk Drilling to combine (the "Combined Group") anticipated or planned financial and operational performance. The words "targets", "believes", "continues", "expects", "aims", "intends", "plans", "seeks", "will", "may", "might", "anticipates", "would", "could", "should", "estimates", "projects", "potentially" or similar expressions or the negatives thereof, identify certain of these forward-looking statements. The absence of these words, however, does not mean that the statements are not forward-looking. Other forward-looking statements can be identified in the context in which the statements are made.

Although Topco believes that the expectations reflected in these forward-looking statements are reasonable as of the date of this announcement, such forward-looking statements are based on Topco's current expectations, estimates, forecasts, assumptions and projections about the Noble Group's, the Maersk Drilling Group's and the Combined Group's business and the industry in which the Noble Group and the Maersk Drilling Group operate as well as on information which Topco has received from the Maersk Drilling Group (including with respect to forecasts prepared by Noble's management with respect to expected future financial and operating performance of Maersk Drilling) and/or which has been extracted from publications, reports and other documents prepared by the Maersk Drilling Group and/or the Noble Group and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other important factors beyond the Noble Group's, the Maersk Drilling Group's or the Combined Group's control that could cause the Noble Group's, the Maersk Drilling Group's and/or the Combined Group's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Should one or more of these risks or uncertainties materialise, or should any underlying assumptions prove to be incorrect, the Noble Group's, the Maersk Drilling Group's and/or the Combined Group's actual financial condition, cash flow or results of operations could differ materially from what is described in the Exemption Document and the Offer Document, including any attachment thereto, as anticipated, believed, estimated or expected. Topco urges the Maersk Drilling Shareholders to read the Offer Document and the Exemption Document in their entirety for a more complete discussion of the factors that could affect the Combined Group's future performance and the market in which it operates.

Any forward-looking statements included in this announcement, including any attachment hereto, speak only as of today.

Topco does not intend, and does not assume, any obligations to update any forward-looking statements contained herein, except as may be required by law or the rules of the New York Stock Exchange or Nasdaq Copenhagen. All subsequent written and oral forward-looking statements attributable to Topco or to persons acting on its behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained in this announcement, including any attachment hereto.